Commitment/Subscription Agreement

Partnership: Lincoln Royalties Income Fund, LP

Subscriber: The Lincoln National Life Insurance Company

General Partner: Lincoln Financial Investments Corporation

1. Subscriber wishes to make the below Capital Commitment associated with its limited partner interest in the Partnership.

2. General Partner is the general partner of the Partnership. Partners Group (USA) Inc., a Delaware corporation, is the investment advisor to the Partnership (the "**Investment Advisor**"). The General Partner and Subscriber are affiliates.

3. Representations, Warranties, Covenants and Acknowledgements. As an inducement to the General Partner to accept this its Capital Commitment request, the Subscriber hereby represents, warrants and covenants to the General Partner and the Partnership as follows:

   a) The Subscriber is duly authorized and qualified to become a limited partner of the Partnership, and the person(s) executing this Subscription Agreement on behalf of the Subscriber has been duly authorized by the Subscriber to execute and deliver this Subscription Agreement on behalf of the Subscriber.

   b) The Subscriber is acquiring Interests for its own account, for investment purposes only, not as a nominee or financial intermediary and not with a view to or for the resale or distribution thereof, in whole or in part, and no other Person has a direct or indirect beneficial interest in the Interests.

   c) Subscriber is a corporation domiciled in Indiana, with a formation date of June 12, 1905.

   d) Subscriber's source of funds is an insurance company general account.

   e) Subscriber is a "United States person" as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**").

   f) Subscriber is an "Accredited Investor" as defined in Regulation D under the Securities Act.

   g) Subscriber is a Qualified Institutional Buyer under SEC Rule 144A.

   h) Subscriber is not a "benefit plan investor" within the meaning of ERISA.

   i) Subscriber has all governmental, regulatory and administrative registrations and approvals required for the Subscriber to participate in the Investment Structure.

j)   Subscriber has: (i) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Partnership; and (ii) obtained, in the Subscriber's judgment, sufficient information from the Partnership to evaluate the merits and risks of such investment.

k)   Subscriber operates in fifty (50) states. From time to time, the Subscriber may be the subject of inquiries, investigations, orders or administrative proceedings of various State insurance commissions (or agencies or officers of a State performing like functions) in connection with the operation of their its businesses. Without undertaking review, Subscriber is not aware of any final order against it from any State insurance commission (or agency or officer of a State performing like functions) based on a violation of any law that prohibits fraudulent, manipulative, or deceptive conduct that would materially impact its ability to operate in such State.

4.   Any amounts paid by Subscriber to the Partnership in respect of its Capital Commitment or otherwise as contemplated under this subscription Agreement must be paid in U.S. dollars.

5.   Subscriber agrees that: (i) the Investment Advisor will receive remuneration in respect to services provided to the Partnership, including management fees payable by the Partnership to the Investment Advisor; and (ii) in addition to any management fees, the Partnership will pay its share of trading, operating and administrative expenses, as well as the costs, fees and expenses of the auditors and legal advisers to the Partnership and all other expenses related to the business of the Partnership. Subscriber shall reimburse the Partnership for any such costs attributable to its interest in the Partnership or Capital Commitment thereto.

6.   Limited Power of Attorney. In connection with the Subscriber's subscription made pursuant to this Subscription Agreement, the Subscriber does hereby appoint the General Partner, its successors and assigns, and the officers of the foregoing, as the Subscriber's true and lawful attorney-in-fact, with full power of substitution, in the Subscriber's name, place and stead, to execute Partnership documents on Subscriber's behalf and to: make, execute, sign, acknowledge, swear to, deliver, record and file any documents or instruments which may be considered necessary by the General Partner to effect the Subscriber's admission to the Partnership.

7.   Acceptance of this Subscription Agreement will be evidenced by the return to the Subscriber of this Subscription Agreement countersigned by the General Partner on behalf of the Partnership. Subscriber hereby agrees to each and every term of the Partnership Agreement.

[**Signature Page Follows**]

Subscriber: The Lincoln National Life Insurance Company, an Indiana corporation

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of 11/13/2024 _____.

Subscriber's Requested Capital Commitment: **$50,000,000**

Signed by:

Patrick Dooley

6B78D2E1BA5B4FD...

The Lincoln National Life Insurance Company
By: Patrick Dooley
Vice President

Subscriber: The Lincoln National Life Insurance Company, an Indiana corporation

LINCOLN ROYALTIES INCOME FUND, LP
GENERAL PARTNER ACCEPTANCE PAGE

By its execution and delivery of this General Partner Acceptance Page, Lincoln Financial Investments Corporation, the general partner of Lincoln Royalties Income Fund, LP, hereby accepts the subscription submitted by the above named Subscriber (the "Subscription Agreement") on the terms set forth in the Subscription Agreement for the Commitment set forth below.

Approved Commitment: **$50,000,000**

Date: 11/13/2024

Signed by:

Ronald A. Holinsky

18B1BE78FAD6495...

Lincoln Royalties Income Fund, LP

Ronald A. Holinsky, Esq.
Senior Vice President, Chief
Legal Officer & Secretary,
Lincoln Financial Investments Corporation,
Its General Partner